Exhibit 21

Subsidiaries of MGC Diagnostics Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Medical Graphics Corporation	Minnesota
MGC Diagnostics Belgium S.P.R.L.	Belgium
Medisoft SA	Belgium